UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 Commission File Number   814-00672

 CUSIP Number - 62912R

(Check one)	□ Form 10-K □ Form 20-F □ Form 11-K ☑ Form 10-Q □ Form 10-D □ Form N-SAR
□ Form N-CSR
For Period Ended: September 30, 2011
□ Transition Report on Form 10-K
□ Transition Report on Form 20-F
□ Transition Report on Form 11-K
□ Transition Report on Form 10-Q
□ Transition Report on Form N-SAR
For Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

NGP Capital Resources Company

Full Name of Registrant

Not Applicable

Former Name if Applicable

1221 McKinney Street, Suite 2975

Address of Principal Executive Office (Street and Number)

Houston, Texas 77010

City, State and Zip Code

PART II –  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly  report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III –  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2011 could not be filed within the prescribed time period due to a delay in obtaining and compiling information required to be included in its Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. In particular, in connection with the preparation of the Registrant’s financial statements to be included in the Form 10-Q, the Registrant changed its method of presenting net income tax provision (benefit) on its statement of operations.  As a result of the change in presentation,  conforming previously reported amounts to the new presentation format was not sufficiently complete to permit a review of the Form 10-Q in a timely fashion prior to the due date of the Form 10-Q.  In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV –  OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

L. Scott Biar	(713)	752-0062
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes ☑      No  □

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes □      No  ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NGP Capital Resources Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2011	By	/s/ L. Scott Biar
L. Scott Biar
Chief Financial Officer